Cybin to Participate in Water Tower Research Fireside Chat on December 11, 2024

TORONTO, CANADA – December 4, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, and Amir Inamdar, MBBS, DNB (Psych), FFPM, Cybin’s Chief Medical Officer, will participate in the Water Tower Research Fireside Chat Series taking place on Wednesday, December 11, 2024, at 11:00 a.m. ET.

The fireside chat will be hosted by Robert Sassoon, Senior Research Analyst at Water Tower Research. Covered topics will include:
•CYB003’s 12-month efficacy data from its Phase II study for the treatment of major depressive disorder.
•The initiation of the Cybin’s Phase III PARADIGM™ program, its design, enrollment process, and milestone targets.

To listen to the event, please click here to register for the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com